United States securities and exchange commission logo





                               March 30, 2023

       J. Adam Guo
       Chief Executive Officer
       Emo Capital, Corp.
       10409 Pacific Palisades Ave
       Las Vegas, NV

                                                        Re: Emo Capital, Corp.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed March 6, 2023
                                                            File No. 000-54291

       Dear J. Adam Guo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed March 6, 2023

       Item 1. Description of Business, page 4

   1. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that
lay readers will understand the disclosure. For example, please briefly explain the meaning of
biochar, carbon sequestration, H2S, GHG reduction, biomethane and green waste. We
also note your references to greenhouse gases CO2 and methane appear to be used
interchangeably with the terms "organic fertilizer" and "biomethane,"
                                                        respectively. Please
clarify whether there are any differences in the meaning of these terms.
   2. We note your references on pages 5 and 6 of your "Phase I" plans to raise money to complete the
construction of organic fertilizer facility and that the principal product will be organic fertilizer.
Please expand your disclosure to discuss the additional phases of your business plans,
where applicable. Please also clarify, where appropriate, whether
 J. Adam Guo
FirstName  LastNameJ.  Adam Guo
Emo Capital, Corp.
Comapany
March      NameEmo Capital, Corp.
       30, 2023
March2 30, 2023 Page 2
Page
FirstName LastName
         you have started the construction of the organic fertilizer facility in California. If not, please revise accordingly.
Current Operations and Strategy, page 5

3.       Please provide a more detailed explanation of the Company   s current
operations, carbon
         farming, and the other forms of operations. For example, please revise to expand your discussion of how biogas is collected and purified into produce methane, biomethane and
         CO2 and developed into organic fertilizer that can be sold to customers. You also disclose on page 6 that the potential customers for your organic fertilizer include farms and large farming companies. Please expand your disclosure to discuss the expected jurisdictions of your potential customer base. We refer to your disclosure that your competitors are mainly located in China and India.
4. We note your disclosure on page 5 that an anaerobic digester can produce renewable natural gas products that can be sold to customers, such as biomethane that can be directly injected into the pipelines of PG&E or Socal Gas. Please clarify whether the anaerobic digester you plan to construct produces biomethane that can be injected into the pipelines or methane that can be used to generate electricity. Given that status of development and the lack of disclosure regarding the production of biomethane and methane, it seems premature to highlight this product and companies such as PG&E or Socal Gas prominently in your Description of Business section. Please advise or revise accordingly.
5. You disclose on page 5 that building an anaerobic digester is "the way to recycle food waste as renewable natural gas." Please clarify whether there are alternative methods and processes to recycle waste as renewable natural gas, and if so, please revise these and similar statements throughout your registration statement that imply that an anaerobic digester may be the only way to recycle food waste as renewable natural gas.
Competition for the Companys current operations, page 6

6. We note your reference to certain established organic fertilizer manufacturers in the U.S., such as Scotts Miraclo-Gro, Midestern BioAg, among others. Please clarify whether any of your competitors' organic fertilizer products also use anaerobic digester facilities to produce the CO2 biogas product.
Market Opportunity for Organic Fertilizer, page 6

7. We note your disclosure that the high cost of organic fertilizer may hamper its market growth. Please expand your disclosure of the high costs of organic fertilizer including, but not limited to, the cost compared to conventional or chemical fertilizer as well as the costs associated with producing organic fertilizer compared to conventional fertilizers.
         You also disclose that research and development in the field of organic fertilizer can provide various opportunities for future growth of the market. Please balance your disclosure with equally prominent disclosure of the disadvantages of producing organic fertilizer, such as the costs, expenses and time associated with manufacturing your
 J. Adam Guo
FirstName  LastNameJ.  Adam Guo
Emo Capital, Corp.
Comapany
March      NameEmo Capital, Corp.
       30, 2023
March3 30, 2023 Page 3
Page
FirstName LastName
         products.
8.       We note your reference to the Fertilizer Production Expansion Program
(FPEF)
         administered by the Rural Business-Cooperative Service that recently announced a $500 million grant toward the agricultural fertilizer and nutrient management sector. Please expand your disclosure of the FPEF, including the eligibility and other requirements and whether you have applied or plan to apply for such grants. We refer to your disclosure on page 5 that the company's management team is planning to apply to government GHG grants. Please also clarify that the program is administered by the U.S. government.
Principal Products, Services, and Their Markets, page 6

9. We note your statements on page 6 that organic fertilizers may result in an increased relative economic benefit with respect to the use of conventional fertilizers, environmental protection, improve soil structure, add nutrients, and assist in maintaining organic matter.
         Please revise this section to provide support for your claims. For example, please provide an objective summary of certain studies, if relevant.
10. We note your disclosure on page 6 relating to a certain type of chemical catalyst that is used to produce organic fertilizer. Please expand your disclosure to identify the type of chemical catalyst used and explain how this chemical differs from the chemicals used in chemical fertilizers.
11. We note your reference on page 6 relating to the approximately $6.7 billion addressable market for organic fertilizer that is expected to reach $15.5 billion by 2025. Please expand your disclosure to clarify whether these estimates relate to the addressable global market and describe the types of sources you relied on to arrive at such estimates.
Government Regulation, page 7

12. We note your disclosure that while you are required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the agriculture and fertilizer industry, you do not believe that compliance with such laws and regulations will have a material impact on your results of operations. Please reconcile your disclosure here with disclosure in the Risk Factors section on page 11 concerning risks related to the handling and application of organic fertilizer with environmental regulations. Include here a discussion of material regulation applicable to your business and plans. Refer to Item
         101(h)(4)(ix) and (xi) of Regulation S-K.
Because our largest shareholder of common stock currently and for the foreseeable future will continue to control EMO..., page 19

13. You disclose on page 19 that your largest shareholder of common stock beneficially owns approximately 84% of your outstanding common stock either through direct ownership or through another class of capital stock. However, we also refer to your disclosure on page
         27 that your largest shareholder, Collingswood Capital Group, owns approximately
 J. Adam Guo
FirstName  LastNameJ.  Adam Guo
Emo Capital, Corp.
Comapany
March      NameEmo Capital, Corp.
       30, 2023
March4 30, 2023 Page 4
Page
FirstName LastName
         60.73% of your outstanding common stock. Please advise and reconcile your disclosure.
If we take advantage of specified reduced disclosure requirements applicable to an "emerging growth company"..., page 19

14. Please revise this risk factor to state that, as a result of the election you have made, your financial statements may not be comparable to companies that comply with public company effective dates.
15. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

16. Please revise your penultimate paragraph to remove references to generating revenues and
         to clarify what you mean by your statement that you    have
meaningfully commenced
         business operations   .
Item 5. Directors and Executive Officers, page 27

17. We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director and disclose the potential risks relating to any current directorships, namely potential conflicts of interest and the effects they may have on shareholders both here and in the Risk Factors section. See Item
         401(e) of Regulation S-K.
Employment Agreements, page 32

18. You disclose on page 7 that the company has no full-time employees, except its officers and directors who volunteer to help with the development of company business, and that the company has not paid any compensation to any employee, executive or director since
         August 1, 2018. Please revise your disclosure to clarify whether all of your officers and directors are working on a part-time, volunteer-basis only and whether you have entered into any agreements with such officers and directors. Please also include appropriate risk factor disclosure, where appropriate.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 33

19. Please include a discussion of the loan payable made to you by Mr. Guo with a balance of
         $20,029 as of January 31, 2023.
 J. Adam Guo
Emo Capital, Corp.
March 30, 2023
Page 5
Statement of Cash Flows, page F-6

20. Please revise your Net Cash Used in Operating Activities to reflect a $18,748 Net Cash
         Used In Operating Activities and remove the parentheses from the $18,748 proceeds from notes payable as well as the $1,281 proceeds from notes payable for the year ended July
         31, 2022 on page F-18.
Statements of Changes in Stockholders' Deficit, page F-17

21. Please revise the presentation of the amounts under the Additional Paid in Capital column to remove the parenthesis, as the amounts do not represent a negative amount. Address this comment with your interim financial statements.
Note 1 - Organization and Nature of Business, page F-19

22. Please revise your discussion of the 60 million shares of common stock issued to Bryan
         Glass to clarify that the total value of the shares was $660,000 rather than $60,000. Refer to your previously filed financial statements in your Form 10 filed June 9, 2021. Also, include a discussion of the 1,000 shares of Series C preferred stock granted to Mr. Guo for the consideration of his services to the company, including the value of those shares and the material terms of the grant. Revise your Statement of Changes in Stockholders
         Deficit for your interim financial statements to show the issuance of these shares. Finally, confirm that the value of the services performed for which the preferred shares were issued has been recognized in your statement of operations and losses for the six-months ended January 31, 2023.
Note 3 - Summary
FirstName          of Significant
           LastNameJ.   Adam GuoAccounting Policies, page F-21
Comapany
23.        NameEmo
       Please          Capital,
              revise your BasisCorp.
                                of Presentation to clarify that the financial
statements have been
March prepared
       30, 2023 under
                Page 5accounting principles generally accepted in the United States.
FirstName LastName
 J. Adam Guo
FirstName  LastNameJ.  Adam Guo
Emo Capital, Corp.
Comapany
March      NameEmo Capital, Corp.
       30, 2023
March6 30, 2023 Page 6
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Vic Devlaeminck